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October 10, 2012

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, D.C. 20549

RE:	Goodrich Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-12719

Dear Mr. Schwall:

We are providing the following responses to the comment letter dated September 26, 2012 from the staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Staff”) regarding our Form 10-K for the fiscal year ended December 31, 2011 (our “Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.

Based on our review of the Staff comment letter, and as further described herein, we believe that our disclosure is in compliance in all material respects with the applicable requirements and that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amendment of our existing filing is not necessary. As indicated in our responses to the Staff’s comments below, we respectfully propose to make the appropriate clarifications, enhancements or modifications to our disclosures in future filings.

Form 10-K for Fiscal Year Ended December 31, 2011

Business and Properties, page 3

Oil and Natural Gas Reserves, page 9

1.	We note you disclose reserves relating to NGLs at December 31, 2011. Please tell us if there was any NGL production for 2011 and if so, how you have considered the requirements to disclose information with regard to production by final product sold and the average sales price as required in Item 1204(a) and Item 1204(b)(1) of Regulation S-K. Furthermore, please reconcile the 2011 average sales prices for natural gas, oil and condensate on page 14 of Form 10-K (noted as the average realized sales prices on page 38 of the filing) with the corresponding prices for natural gas, oil and condensate, and NGLs presented on page 2 of Exhibit 99.1.

Response: Our agreements relating to the sale of most of our production from our wet gas wells have two sales price components: one related to the dry gas stream after removal of natural gas liquids from the production stream and the other related to the natural gas liquids stripped from the wet gas stream (less a processing fee). Our agreements, however, specify product title transfer points prior to processing plant inlet. Therefore our production and sales volumes are accounted for and disclosed based on the wet gas stream, as the final product sold at the point of title transfer. As such, we reported no NGL production for 2011, as NGLs are processed after title transfer. As a result, we share in the revenue stream of the gas through the processing plant those revenue streams that are attributable to the wet gas production volumes at the point of title transfer. Our Net Production, Unit Prices and Costs table on page 14 reflects this accounting. The average sales prices for natural gas and oil and condensate on page 14 and on page 38 reflect the actual revenue received per unit (including, with respect to wet gas, plus any increment directly relating to the volumes of processed NGLs extracted from the wet gas production stream), which is different from the reserve report pricing in Exhibit 99.1 as prescribed by FASB ASC 932-10-S99.

Lease Expirations, page 12

2.	We note your table of lease expirations which sets forth an acreage amount by year from 2012 through 2015. Please amend your presentation to include both the gross and net acreage amounts and denote such expiring acreage as developed or undeveloped as required in Item 1208 of Regulation S-K which calls for both gross and net information.

Response: We believe that our disclosure on page 12 consisting of the “Acreage” table and the “Lease Expirations” table satisfy the requirements of Item 1208(b) of Regulation S-K. All expiring leases are associated with undeveloped acreage. We have disclosed the amount of undeveloped acreage expressed in both gross and net acres by acreage concentrations and we have disclosed the leases expiring in the next four years. We do not believe that Item 1208(b) requires the same degree of specificity with respect to expiring acreage and believe that our existing disclosure complies with the requirements. We will clarify that the lease expirations are presented on a net acreage basis in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Business Strategy, page 35

3.	You identify a number of key elements as part of your business strategy. Under the key element identified as “Develop existing property base”, you state “We estimate that our Eagle Ford Shale Trend acreage currently includes approximately 500 gross unrisked, non-proved drilling locations.” Furthermore, you state “Our Haynesville Shale acreage currently includes approximately 1,165 gross unrisked, non-proved drilling locations based on anticipated well spacing.” In terms of characterizing your existing property base, it is unclear if the reference to a drilling location represents a location to which you are attributing unrisked, non-proved potential resource volumes or if such reference is intended to represent a location with sufficient acreage to accommodate a legal surface drilling location. Please clarify your reference to a drilling location for us.

Response: We are not attributing unrisked, non-proved potential resource volumes to our drilling locations. Our language stating “unrisked, non-proved drilling locations based on anticipated well spacing” is meant to represent a location with sufficient acreage to accommodate a legal surface drilling location. We will clarify in future filings.

2011 Overview, page 36

4.	Based on your disclosure here and in other parts of your filing, it appears that you plan on spending the majority or some 70% of your 2012 budget to drill 31 wells in the Eagle Ford Shale Trend which has a small portion of your December 31, 2011 proved undeveloped reserves. Conversely, it appears that you are spending only a small part of your 2012 budget to drill a limited number of wells in the Haynesville Shale and Cotton Valley Taylor Sand Trends which represent 256 Bcfe or approximately 89% of your proved undeveloped reserves. Additionally, we note on page 11 you developed approximately 19 Bcfe of your total proved undeveloped reserves booked as of December 31, 2010 through drilling five gross wells.

Revise your disclosure to make this apparent shift in your strategy clear regarding capital expenditures, clarify your reasons for this shift and address its impact. In this regard, tell us how you assessed the impact of this shift in capital expenditures on your ability to develop your PUDs in Haynesville Shale and Cotton Valley Taylor Sand Trends within five years as you have indicated on page 11.

Response: The proved undeveloped reserves included in our reserve report at December 31, 2011 are scheduled to be developed within five years of their respective initial booking dates. The Staff is correct in the recognition that we have recently shifted our focus from primarily natural gas development toward oil development (including adjusting our capital spending accordingly). This has been driven by commodity price movements and particularly by the erosion in natural gas pricing.

We have recently actively pursued new oil plays, as evidenced by our taking early positions in both the Eagle Ford and Tuscaloosa Marine shale plays. A major portion of our recent capital allocation and drilling efforts have been directed to these newly-acquired areas in an effort to both meet lease obligations and delineate our acreage. Our recently-announced divestiture of our South Henderson Cotton Valley Taylor natural gas asset also demonstrates our desire to delineate our oil acreage, as we intend to use the proceeds from that sale to do so. In directing approximately 65% of our 2012 capital budget to the Eagle Ford shale, we have significantly developed our primary acreage block. Of 21 Eagle Ford proved undeveloped locations booked at year-end 2011, we had developed 6 as of mid-year 2012 and plan to develop an additional 4 by the end of 2012, giving us a 2012 conversion rate of undeveloped Eagle Ford locations 48%.

Even with this shift in focus, however, we still intend to develop our gas resources. We have a base of gas properties which we fully intend to exploit. We continue to closely monitor commodity pricing and oilfield service costs and availability to most appropriately allocate our resources. It is the company’s opinion that this low-price gas environment will not continue indefinitely and that favorable opportunities for additional hedging activities will warrant a significant allocation of capital back toward gas development within the mandated five-year time frame.

If the circumstances do not continue to support this belief, however, at the end of 2012 in connection with our customary review and budgeting, we intend to make appropriate adjustments to our proved undeveloped inventory and schedule to reflect our forward capital allocation plans for both oil and gas property development.

Financial Statements and Supplementary Data, page 57

Oil and Gas Producing Activities (Unaudited), page 87

5.	In footnote (2) to the table on page 88, you state “extensions and discoveries were positive on an overall basis in all three periods presented.” Please tell us if any of the changes reported as extensions and discoveries were the result of changes in previously reported estimates of proved reserves resulting from new information obtained from development drilling. If so, please tell us the reason you attributed such changes to extensions and discoveries and not revisions in light of FASB ASC 932-235-50-5.

Response: All changes reported as extensions or discoveries were associated with new proved additions that were not in place on prior years’ reserve bookings. In accordance with FASB ASC 932-235-50-5, these additions were related to the “extension of the proved acreage of previously discovered (old) reservoirs through additional drilling.” Any changes to previously-booked proved reserves were attributed to revisions of previous estimates in accordance with FASB ASC 932-235-50-5.

Exhibit 99.1

6.	We note the statement on the first page of the report that “estimates of proved undeveloped reserves have been included for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on constant prices and costs.” Further to the disclosure required in FASB ASC 932-235-50-10, please tell us the total number of locations and net quantities of natural gas, oil/condensate and NGL reserves attributable to locations with negative present worth discounted at 10 percent as of December 31, 2011.

Response: Our year-end 2011 reserve report contained 54 proved undeveloped locations that generated positive future net revenue but negative present value discounted at 10%. Net reserve volumes associated with these 54 locations was 117,979 MMcf of natural gas, 56 Mbbl of oil, and 0 Mbbl of NGL.

We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 399-3196 or by facsimile at (832) 389-5396.

As you requested in the comment letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jan L. Schott
Jan L. Schott
Sr. Vice President and Chief Financial Officer